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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSENSUS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 RIVER RIDGE DRIVE, SUITE 202
(No. and Street)

NORWOOD	MA	02062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH WHITE 617-437-6565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	New Jersey	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSENSUS SECURITIES LLC, as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MAEGHAN H. THOMPSON
Notary Public
Massachusetts
My Commission Expires
Apr 24, 2026

Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSENSUS SECURITIES LLC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Consensus Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Consensus Securities LLC as of September 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Consensus Securities LLC as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Consensus Securities LLC's management. Our responsibility is to express an opinion on Consensus Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Consensus Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Consensus Securities LLC auditor since 2018.
Matawan, New Jersey
November 16, 2021

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

CONSENUS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS

Cash and cash equivalents	$ 662,046
Receivables from customers, net of allowance for bad debt ($0)	-
Prepaid expenses	12,602
	$ 674,648

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 9,584
	9,584
Member's equity	665,064
	$ 674,648

The accompanying notes are an integral part of these financial statements.

CONSENSUS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Consensus Securities LLC (the "Company"), is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized on May 25, 2007 as a Massachusetts Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. The Company is a wholly-owned subsidiary of Consensus Advisors LLC (the "Parent" and sole "Member").

The Company was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 40 years, terminating in May 2047, unless terminated earlier.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Income Taxes
The Company is considered a disregarded entity for tax purposes and therefore is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the member's income tax returns.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At September 30, 2021, all amounts were immaterial.

Costs to Obtain or Fulfill a Contract with a Customer

The Company did not incur costs to obtain revenue contracts with its customers. In the event that it did incur these costs, it would amortize the costs to expense over the time period that the services are expected to be provided to the customer.

Disaggregated Revenue from Contracts with Customers

All of the Company's revenue was derived from M&A advisory fees.

NOTE 4 - CASH CONCENTRATIONS

All cash deposits are held by one major financial institution in the United States. At various times throughout the year, the Company's cash balance may exceed the Federal Deposit Insurance Corporation insurance limits. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

NOTE 5 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1 was $652,462 at September 30, 2021, which exceeded required net capital of $5,000 by $647,462. The ratio of aggregate indebtedness to net capital at September 30, 2021 was 1.5%.

NOTE 6 - CUSTOMER CONCENTRATION

In 2021, the Company's two largest customers accounted for 52% and 37% of the Company's revenues, respectively.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company shares office space and utilizes the office supplies, furniture, equipment and employees of its member, Consensus Advisors LLC and its affiliate Consensus Advisory Services LLC. The member considers payment of these expenses on the Company's behalf to be capital contributions from the member. During the year ended September 30, 2021 the member paid $223,048 for salaries and benefits, $1,398 for travel expenses, $41,627 for rent, $20,067 for professional fees, $62,307 for overhead expenses and $5,246 for administrative fees, for a total of $353,693 in capital contributions.

CONSENSUS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2021

NOTE 8 - CONTINGENCIES

The Company periodically becomes involved in claims, suits, and other legal matters, all of which arise in the normal course of business. Management does not believe that the outcome of any currently pending matters, either individually or in the aggregate, will have a material impact on the financial statements.

NOTE 9 - COVID-19

Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts significant doubt upon the Company's ability to continue as a going concern.

The impact of COVID-19 on future performance and therefore on the measurement of some assets and liabilities or on liquidity might be significant and might therefore require disclosure in the financial statements, but management has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events, including possible impacts from the COVID-19 pandemic, that have occurred subsequent to September 30, 2021, and through November 16, 2021, the date of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2021.